Exhibit 12.1
AMKOR TECHNOLOGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands)
Earnings
Income (loss) before income taxes	$59,703	$100,219	$251,159	$126,523	$(425,688)
Equity in earnings of unconsolidated affiliate	(5,592)	(7,085)	(6,435)	(2,373)	—
Income (loss) before income taxes and equity in earnings of unconsolidated affiliate	54,111	93,134	244,724	124,150	(425,688)
Interest expense	94,280	82,869	96,340	110,747	120,513
Amortization of debt issuance costs	3,663	3,737	4,505	4,649	4,466
Interest portion of rent (1)	4,386	5,020	5,450	5,879	6,559
	$156,440	$184,760	$351,019	$245,425	$(294,150)
Fixed Charges
Interest expense	$94,280	$82,869	$96,340	$110,747	$120,513
Amortization of debt issuance costs	3,663	3,737	4,505	4,649	4,466
Interest portion of rent (1)	4,386	5,020	5,450	5,879	6,559
	$102,329	$91,626	$106,295	$121,275	$131,538
Ratio of earnings to fixed charges (2)	1.5	2.0	3.3	2.0	—
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(1)	Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense.

(2)
The ratio of earnings to fixed charges was less than 1:1 for 2008. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $425.7 million of earnings in 2008.